Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2013 FOURTH QUARTER AND FULL YEAR RESULTS

Financial Highlights for Fiscal 2013 Fourth Quarter and Full Year

(Year over Year (YoY) growth % are on constant currency basis(1); please see table below for YoY growth % on actual basis)

•	Gross bookings(5) reached $311.7 million in 4Q13 and $1.17 billion in FY13, representing a year on year increase of 34.1% and 32.3%, respectively.

•	Transactions for Hotels and packages improved by 97.1% yoy in 4Q13 and by 65.6% yoy in FY13. Transactions for air ticketing grew by 13.0% yoy in 4Q13 and by 2.1% yoy in FY13.

•	Revenue rose 23.5% yoy to $55.2 million in 4Q13 and grew 29.7% yoy to $228.8 million for FY13.

•	Revenue less service costs(2) increased 4.1% yoy to $21.8 million in 4Q13 and increased 11.7% yoy to $88.2 million for FY13.

•

Revenue less service costs(2) for Hotels and packages increased 146.1% yoy for 4Q13 and increased 65.7% yoy for FY13 . Hotels and packages contribution increased to 34.9% in 4Q13 versus 14.4% in 4Q12 and increased to 30.7% in FY13 versus 20.7% in FY12.

Gurgaon, India and New York, May 22, 2013 — MakeMyTrip Limited (Nasdaq: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fourth fiscal quarter and full fiscal year ended March 31, 2013.

“In fiscal year 2013 we succeeded by offering superior user experience and customer satisfaction, despite facing various operating challenges.” said Deep Kalra, Chairman and CEO. “As part of our long term strategy to grow the Hotels and packages business, we significantly improved our annual non-air net revenue mix to over 35%.”

(in thousands except EPS)	3 months Ended March 31, 2012	3 months Ended March 31, 2013	YoY Change	YoY Change in constant currency(1)	Year Ended March 31, 2012	Year Ended March 31, 2013	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$46,954.7	$55,189.0	17.5%	23.5%	$196,599.3	$228,821.9	16.4%	29.7%
Revenue Less Service Costs(2)	$22,092.2	$21,773.3	-1.4%	4.1%	$88,184.9	$88,165.2	0.0%	11.7%
Air Ticketing	$17,836.8	$13,144.9	-26.3%	-21.2%	$66,250.7	$56,769.2	-14.3%	-3.3%
Hotels & packages	$3,185.7	$7,696.8	141.6%	146.1%	$18,226.3	$27,592.2	51.4%	65.7%
Other	$1,069.6	$931.5	-12.9%	-7.8%	$3,707.8	$3,803.8	2.6%	13.9%
Results from Operating Activities	($2.0)	($8,692.8)			$4,005.4	($18,062.0)
Adjusted Operating Profit (Loss)(3)	$2,797.6	($5,496.6)			$11,205.1	($5,118.3)
Income (Loss) for the period(6)	$6,181.7	($20,315.0)			$7,048.4	($27,589.1)
Adjusted Net Income (Loss)(4)	$3,018.2	($6,523.7)			$9,300.4	($6,042.4)
Diluted earnings (loss) per share	$0.161	($0.54)			$0.19	($0.74)
Adjusted Diluted earnings (loss) per share(5)	$0.08	($0.17)			$0.24	($0.16)

Operating Metrics
Gross Bookings(5)	$246,557.9	$311,682.2	26.4%	34.1%	$992,957.5	$1,169,558.6	17.8%	32.3%
Air Ticketing	$213,382.0	$248,879.3	16.6%	24.2%	$839,234.3	$939,637.5	12.0%	26.3%
Hotels & packages	$33,175.9	$62,802.9	89.3%	97.7%	$153,723.2	$229,921.0	49.6%	65.0%
Number of Transactions
Air Ticketing	933.0	1054.2	13.0%		3715.4	3794.1	2.1%
Hotels & packages	84.7	167.0	97.1%		343.1	568.1	65.6%

(1)	Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.
(2)	Represents IFRS revenue after deducting service costs. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.
(3)	Results from operating activities excluding employee share-based compensation costs, merger and acquisitions related expenses and amortization of acquisition related intangibles.

(4)	Income (loss) for the period excluding employee share-based compensation costs, merger and acquisitions related expenses, amortization of acquisition related intangibles, Net change in fair value of financial liability in business combination, net loss on change in fair value of derivative financial instrument and income tax (benefit) expense.
(5)	Represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations and refunds.
(6)	Includes deferred tax benefit recognised in the quarter and year ended March 31, 2012 of USD 6.1 million and deferred tax expense recognised in the quarter and year ended March 31, 2013 of USD 10.5 million and USD 8.5 million, respectively.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (1) to (6) above. Reconciliations of IFRS financial measures to non-IFRS operating results are included at the end of this release.

OTHER INFORMATION

Share Repurchase

The following table provides information about purchases by us during the year ended March 31, 2013 of our outstanding ordinary shares, par value USD 0.0005 per share:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(2)		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
10/01/12 – 10/31/12	NIL		NIL	NIL	NIL
11/01/12 – 11/30/12	NIL	$	NIL	NIL	$25,000,000
12/01/12 – 12/31/12	40,142		$12.63	40,142	$24,492,145
01/01/13 – 01/31/13	NIL	$	NIL	NIL	$24,492,145
02/01/12 – 02/28/13	NIL	$	NIL	NIL	$24,492,145
03/01/13 – 03/31/13	NIL	$	NIL	NIL	$24,492,145

Total	40,142		$12.63	40,142	$24,492,145

(1)	On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. The authorizations permit us to purchase our ordinary shares on the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to $25 million. In the year ended March 31, 2013, we repurchased 40,142 ordinary shares at an average price of approximately $12.63 per share (excluding broker and transaction fees). As of March 31, 2013, we had remaining authority to repurchase up to approximately $24.49 million of our outstanding ordinary shares.
(2)	The average price paid per share excludes broker and transaction fees.

Fiscal 2013 Fourth Quarter Financial Results

Revenue. We generated revenue of $55.2 million in the quarter ended March 31, 2013, an increase of 17.5% (23.5% in constant currency) over revenue of $47.0 million in the quarter ended March 31, 2012.

Air Ticketing. Revenue from our air ticketing business decreased by 32.6% (27.8% in constant currency) to $14.1 million in the quarter ended March 31, 2013 from $20.9 million in the quarter ended March 31, 2012. Our revenue less service costs(2) decreased by 26.3% (21.2% in constant currency) to $13.1 million in the quarter ended March 31, 2013 from $17.8 million in the quarter ended March 31, 2012. Gross bookings grew by 16.6% (24.2% in constant currency) year on year mainly due to increase in transactions by 13.0% and aided by higher airfares in the quarter ended March 31, 2013. The decline in revenue less service costs was mainly due to decrease in our net revenue margin (defined as Revenue less service cost as a percentage of gross bookings) to 5.3% from 8.4% a year ago, mainly due to reduction in airlines’ base commission. Net revenue margin remained at the same level as compared to the previous quarter.

Hotels and Packages. Revenue from our hotels and packages business increased by 60.8% (67.0% in constant currency) to $40.2 million in the quarter ended March 31, 2013 from $25.0 million in the quarter ended March 31, 2012. Our revenue less service costs(2) increased by 141.6% (146.1% in constant currency) to $7.7 million from $3.2 million in the quarter ended March 31, 2012. This was due to increase in gross bookings by 89.3% (97.7% in constant currency) primarily due to a 97.1% increase in the number of transactions and increase in net revenue margin from 9.6% in the quarter ended March 31, 2012 to 12.3% in the quarter ended March 31, 2013. Net revenue margin increased over previous quarter margin of 11.1%. The growth in this segment was further aided by the acquisition of Hotel Travel Group and ITC Group in the quarter ended December 31, 2012.

Other Revenue. Our other revenue decreased to $0.9 million in the quarter ended March 31, 2013 from $1.0 million in the quarter ended March 31, 2012, primarily due to lower advertisement income on our websites.

Total Revenue less Service Costs. Our total revenue less service costs decreased by 1.4% (increased by 4.1% in constant currency) to $21.8 million in the quarter ended March 31, 2013 from $22.1 million in the quarter ended March 31, 2012 as a result of a 26.3% (21.2% in constant currency) decrease in our air ticketing revenue less service costs, partially offset by an increase of 141.6% (146.1% in constant currency) in our hotels and packages revenue less service costs.

Personnel Expenses. Personnel expenses increased to $9.8 million in the quarter ended March 31, 2013 from $7.6 million in the quarter ended March 31, 2012, mainly due to increases in annual wages, growth in employee headcount in Hotels and package business and due to acquisitions in the previous quarter. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue increased by 10.1 percentage points year over year, in line with the growth in our business and acquisitions in the quarter ended December 31, 2012.

Other Operating Expenses. Other operating expenses increased by 41.8% to $19.4 million in the quarter ended March 31, 2013 from $13.7 million in the quarter ended March 31, 2012, primarily as a result of an increase in advertisement expenses, payment gateway charges and outsourcing fees and in line with the growth in our business and recent acquisitions.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $8.7 million in the quarter ended March 31, 2013 from a loss of $0.002 million in the quarter ended March 31, 2012. Excluding the effects of our employee share-based compensation costs, merger and acquisitions related expenses and amortization of acquisition related intangibles for both quarters ended March 31, 2013 and 2012, we would have recorded an operating loss of $5.5 million in the quarter ended March 31, 2013 compared with an operating profit of $2.8 million in the quarter ended March 31, 2012.

Net Finance Income (costs). Our net finance cost was $1.0 million in the quarter ended March 31, 2013 as against net finance income of $0.2 million in the quarter ended March 31, 2012. This was mainly due to higher provisioning of loss on trade and other receivables in the quarter ended March 31, 2013.

Income tax benefit (expense). Deferred tax assets of $10.5 million had been recognized in the previous periods, relating to unutilized tax losses and other temporary differences in respect of our Indian subsidiary. Our Indian subsidiary after two consecutive years of reported profits had incurred losses in the fiscal year ended March 31, 2013. Based on evaluation of convincing evidence required by International Accounting Standard — Income Taxes (IAS 12), the management has recorded the impairment of deferred tax asset of $10.5 million in the quarter ended March 31, 2013. The impairment has no impact on the Company’s ability to utilize loss carry forwards or tax assets in the future and is not a reflection of management’s views on its ability to increase the profitability of the business in the future.

Profit (Loss) for the Period. As a result of the foregoing factors, including the effects of deferred tax benefit (expense) on previous year’s tax losses, employee share-based compensation costs, merger and acquisitions related expenses and amortization of acquisition related intangibles, our loss for the quarter ended March 31, 2013 was $20.3 million as compared to a profit of $6.2 million in the quarter ended March 31, 2012. Excluding the effects of reversal of deferred tax benefit on previous year’s tax losses, employee share-based compensation costs, merger and acquisitions related expenses, amortization of acquisition related intangibles, net change in fair value of financial liability in business combination and net loss on change in the fair value of derivative financial instruments for the fourth quarter of both fiscal years 2013 and 2012, we would have recorded a net loss of $6.5 million in the quarter ended March 31, 2013 and a net profit of $3.0 million in the quarter ended March 31, 2012.

Diluted Earnings (Loss) per share. Diluted loss per share was $0.54 for the quarter ended March 31, 2013 as compared to diluted earnings per share of $0.16 in the quarter ended March 31, 2012. After adjusting for deferred tax benefit (expense) on previous year’s tax losses, employee share-based compensation costs, merger and acquisitions related expenses, amortization of acquisition related intangibles, net change in fair value of financial liability in business combination and net loss on change in the fair value of derivative financial instruments for the fourth quarter of both fiscal years 2013 and 2012, as mentioned in the preceding paragraph, diluted loss per share were $0.17 in the quarter ended March 31, 2013, compared to diluted earnings per share of $0.08 in the quarter ended March 31, 2012.

Fiscal 2013 Full Year Financial Results

Revenue. We generated revenue of $228.8 million in the year ended March 31, 2013, an increase of 16.4% (29.7% in constant currency) over revenue of $196.6 million in the year ended March 31, 2012.

Air Ticketing. Revenue from our air ticketing business decreased by 20.1% (9.8% in constant currency) to $60.9 million in the year ended March 31, 2013 from $76.2 million in the year ended March 31, 2012. Our revenue less service costs(2) decreased by 14.3% (3.3% in constant currency) to $56.8 million in the year ended March 31, 2013 from $66.3 million in the year ended March 31, 2012. Gross bookings grew by 12.0% (26.3% in constant currency) year on year primarily due to materially higher airfares further aided by 2.1% growth in transactions. The decline in revenue less service costs was mainly due to a decline in our net revenue margin (defined as Revenue less service cost as a percentage of gross bookings) to 6.0% from 7.9% a year ago, as airlines in India reduced their base commissions.

Hotels and Packages. Revenue from our hotels and packages business increased by 40.6% (56.0% in constant currency) to $164.1 million in the year ended March 31, 2013 from $116.7 million in the year ended March 31, 2012. Our revenue less service costs(2) increased by 51.4% (65.7% in constant currency) to $27.6 million in the year ended March 31, 2013 from $18.2 million in the year ended March 31, 2012. This was due to an increase in gross bookings by 49.6% (65.0% in constant currency) primarily due to 65.6% increase in the number of transactions and marginal increase in net revenue margin from 11.9% in the year ended March 31, 2012 to 12.0% in the year ended March 31, 2013. The growth in this segment was further aided by the acquisition of Hotel Travel Group and ITC Group in the quarter ended December 31, 2012.

Other Revenue. Our other revenue increased to $3.8 million in the year ended March 31, 2013 from $3.7 million in the year ended March 31, 2012, primarily due to higher advertisement income on our websites partially offset by decrease in sale of rail tickets.

Total Revenue less Service Costs. Our total revenue less service costs remained at same level (increase of 11.7% in constant currency) at $88.2 million in the year ended March 31, 2013 from $88.2 million in the year ended March 31, 2012 as a result of a decrease of 14.3% (3.3% in constant currency) in our air ticketing revenue less service costs, offset by an increase of 51.4% (65.7% in constant currency) in our hotels and packages revenue less service costs.

Personnel Expenses. Personnel expenses increased to $34.5 million in the year ended March 31, 2013 from $26.5 million in the year ended March 31, 2012, mainly as a result of employee share-based compensation costs of $11.7 million in the year ended March 31, 2013 as against $6.9 million in year ended March 31, 2012, as well as due to increases in annual wages and growth in employee headcount mainly in hotels and package business and due to the acquisitions in the previous quarter. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue increased by 367 basis points year over year.

Other Operating Expenses. Other operating expenses increased by 23.8% to $68.0 million in the year ended March 31, 2013 from $54.9 million in the year ended March 31, 2012, primarily as a result of an increase in outsourcing fees, advertising and business promotion expenses and payment gateway charges in line with the growth in our business and recent acquisitions. Other operating expenses include merger and acquisitions related expenses of $0.7 million in the year ended March 31, 2013 as against $0.2 million in year ended March 31, 2012. Merger and acquisitions related expenses include professional fees and certain other expenses associated with acquisitions and certain non-routine transactions, whether or not consummated.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $18.1 million in the year ended March 31, 2013 versus a profit of $4.0 million in the year ended March 31, 2012. Excluding the effects of our employee share-based compensation costs, merger and acquisitions related expenses and amortization of acquisition related intangibles for both fiscal years 2013 and 2012, we would have recorded an operating loss of $5.1 million in the year ended March 31, 2013 compared with an operating profit of $11.2 million in the year ended March 31, 2012.

Net Finance Income (Costs). Our net finance cost was $0.7 million in the year ended March 31, 2013 versus a cost of $3.0 million in the year ended March 31, 2012, primarily due to higher interest income earned on term deposits with banks in the year ended March 31, 2013, offset by follow-on public offering costs related to our listing of existing shares in the year ended March 31, 2012.

Income tax benefit (expense). Deferred tax assets of $8.9 million had been recognized in the previous years, relating to unutilized tax losses and other temporary differences in respect of its Indian subsidiary. The Indian subsidiary after two consecutive years of profits has incurred losses in the fiscal year ended March 31, 2013. Based on evaluation of convincing evidence required by IAS 12, management has recorded impairment of deferred tax asset of $8.5 million in the year ended March 31, 2013. The impairment has no impact on the Company’s ability to utilize loss carry forwards or tax assets in the future and is not a reflection of management’s views on its ability to increase the profitability of the business in the future.

Profit (Loss) for the year. As a result of the foregoing factors, including the effects of deferred tax benefit (expense) on previous year’s tax losses, employee share-based compensation costs, merger and acquisitions related expenses and amortization of acquisition related intangibles and follow-on public offering costs, our loss for the year ended March 31, 2013 was $27.6 million as compared to a profit of $7.0 million in the year ended March 31, 2012. Excluding the effects of deferred tax benefit (expense) on previous year’s tax losses, amortization of acquisition related intangibles, employee share-based compensation costs, net loss on change in the fair value of derivative financial instruments and interest accretion on financial liability related to business combination for both fiscal years 2013 and 2012, follow-on public offering costs in fiscal year 2012, we would have recorded a net loss of $6.0 million in the year ended March 31, 2013 and a net profit of $9.3 million in year ended March 31, 2012.

Diluted Earnings (Loss) per share. Diluted loss per share was $0.74 for the year ended March 31, 2013 as compared to earnings per share of $0.19 in the corresponding prior fiscal year. Adjusted for deferred tax benefit (expense) on the previous year’s tax losses, amortization of acquisition related intangibles, employee share-based compensation costs, net loss on change in the fair value of derivative financial instruments and interest accretion on financial liability related to business combination for both fiscal years 2013 and 2012, follow-on public offering costs in fiscal year 2012, as mentioned in the preceding paragraph, diluted loss per share were $0.16 in the year ended March 31, 2013, compared to earnings per share of $0.24 in the year ended March 31, 2012.

Fiscal Year 2013-14 Outlook

We are encouraged by the transactions growth in the under-penetrated online hotels and holiday’s business, however we continue to be cautious about the growth in our air ticketing business. Therefore, we are initiating our fiscal year 2014 revenue less service costs growth guidance in the range of 15% to 20% on constant currency basis, which will result in revenue less service costs guidance in the range of approximately $101 million to $106 million at a planned average exchange rate of INR 54.43 to a U.S. Dollar.

Conference Call

MakeMyTrip will host a conference call to discuss the company’s results for the quarter and year ended March 31, 2013 beginning at 10:00 a.m. EDT on May 22, 2013. To participate, please dial + 1-800-706-7741 from within the U.S. or +1-617-614-3471 from any other country. Thereafter, callers will be prompted to enter the participant passcode 85751092. A live webcast of the conference call will also be available through the Investor Relations section of the company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for two weeks by dialing +1-888-286-8010 and using passcode 72906099. A one month replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service costs reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that adjusted operating profit, adjusted net income and change in constant currency are useful in measuring the results of the company. The IFRS measures most directly comparable to adjusted operating profit and adjusted net income are results from operating activities and income (loss) for the period, respectively. The Company believes that adjustments to these IFRS measures (including employee stock compensation costs, expenses such as merger and acquisitions related expenses, amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), follow-on public offering costs, net change in fair value of financial liability in business combination, net loss on change in the fair value of derivative financial instruments and income tax benefit) provide investors and analysts a more accurate representation of the Company’s operating results.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s 20-F dated June 25, 2012, filed with the U.S. Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited and MakeMyTrip.com

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip.com Inc., Hotel Travel Group, Luxury Tours & Travel Pte Ltd, ITC Group (Thailand), Luxury Tours (Malaysia) Sdn Bhd and MakeMyTrip FZ LLC (UAE). The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary websites, www.makemytrip.com and www.hoteltravel.com, and other technology-enhanced platforms, the company provides access to all major domestic full-service and low-cost airlines operating in India, all major airlines operating to and from India, over 11,100 hotels and guesthouses in India, more than 84,300 hotels outside India, Indian Railways and several major Indian bus operators.

For more details, please contact:

INVESTOR RELATIONS

Jonathan Huang

MakeMyTrip Limited

+1 (646) 405-1311

jonathan.huang@makemytrip.com

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	As at March 31
	2012	2013
	(in USD)
Assets
Property, plant and equipment	7,064,373	9,203,826
Intangible assets	8,349,403	34,987,017
Trade and other receivables, net	807,159	820,951
Investment in equity-accounted investee	838,212	1,294,082
Other investments	4,416,543	4,958,994
Derivatives instruments	202,054	14,678
Term deposits	648,506	911,245
Other non-current assets	449,559	527,391
Deferred tax assets	8,892,842	—

Total non-current assets	31,668,651	52,718,184

Inventories	2,367,548	1,522,693
Derivatives instruments	—	188,973
Current tax assets	5,908,213	7,535,440
Trade and other receivables, net	20,575,261	25,290,442
Term deposits	43,676,624	47,203,717
Other current assets	21,792,776	23,659,215
Cash and cash equivalents	43,798,230	36,501,478
Assets held for sale	404,109	—

Total current assets	138,522,761	141,901,958

Total assets	170,191,412	194,620,142

Equity
Share capital	18,576	18,797
Share premium	150,144,112	153,742,563
Reserves	(428,937)	(494,988)
Accumulated deficit	(31,827,379)	(60,964,228)
Share based payment reserve	9,388,239	19,901,803
Foreign currency translation reserve	(8,578,442)	(10,904,046)

Total equity attributable to equity holders of the Company	118,716,169	101,299,901
Non-controlling interest	75,620	694,050

Total equity	118,791,789	101,993,951

Liabilities
Loans and borrowings	177,280	284,433
Employee benefits	681,135	1,010,293
Deferred tax liabilities	—	383,444
Other non-current liabilities	1,487,658	6,804,211

Total non-current liabilities	2,346,073	8,482,381

Bank overdraft	—	866,521
Loans and borrowings	82,083	135,459
Derivatives instruments	149,135	—
Trade and other payables	46,697,644	80,592,241
Deferred income	23,122	37,901
Other current liabilities	2,101,566	2,511,688

Total current liabilities	49,053,550	84,143,810

Total liabilities	51,399,623	92,626,191

Total equity and liabilities	170,191,412	194,620,142

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the three months ended March 31,		For the year ended March 31,
	2012	2013	2012	2013
	(in USD)
Revenue
Air ticketing	20,915,160	14,097,846	76,190,303	60,888,851
Hotels and packages	24,969,971	40,159,580	116,701,137	164,129,318
Other revenue	1,069,616	931,541	3,707,818	3,803,776

Total revenue	46,954,747	55,188,967	196,599,258	228,821,945

Service cost
Procurement cost of hotel and packages services	21,784,227	32,462,790	98,474,788	136,537,143
Cost of air tickets coupon	3,078,330	952,914	9,939,556	4,119,631
Personnel expenses	7,550,940	9,808,287	26,520,745	34,520,455
Other operating expenses	13,690,850	19,409,091	54,868,655	67,953,977
Depreciation and amortization	852,370	1,248,655	2,790,154	3,752,743

Result from operating activities	(1,970)	(8,692,770)	4,005,360	(18,062,004)

Finance income	670,400	1,076,449	1,987,904	4,197,603
Finance costs	502,290	2,027,122	4,957,097	4,939,526

Net finance income (costs)	168,110	(950,673)	(2,969,193)	(741,923)

Share of loss of equity-accounted investee	(54,685)	(65,538)	(65,957)	(186,130)

Profit (Loss) before tax	111,455	(9,708,981)	970,210	(18,990,057)
Income tax benefit (expense)	6,070,254	(10,605,982)	6,078,146	(8,599,023)

Profit (Loss) for the period	6,181,709	(20,314,963)	7,048,356	(27,589,080)

Other comprehensive income (loss)
Foreign currency translation differences on foreign operations	1,742,739	319,019	(7,421,044)	(2,309,906)
Net change in fair value of available-for-sale financial assets	98,274	(44,641)	(428,937)	459,047
Defined benefit plan actuarial gains (losses)	20,577	(55,635)	23,223	(125,748)
Income tax benefit (expense) on other comprehensive income (loss)	(7,535)	(13,800)	(7,535)	(13,800)

Other comprehensive income (loss) for the period, net of tax	1,854,055	204,943	(7,834,293)	(1,990,407)

Total comprehensive income (loss) for the period	8,035,764	(20,110,020)	(785,937)	(29,579,487)

Profit (Loss) attributable to:
Owners of the Company	6,266,458	(20,407,056)	7,183,935	(27,592,521)
Non-controlling interest	(84,749)	92,093	(135,579)	3,441

Profit (Loss) for the period	6,181,709	(20,314,963)	7,048,356	(27,589,080)

Total comprehensive income (loss) attributable to:
Owners of the Company	8,100,590	(20,192,807)	(633,645)	(29,583,133)
Non-controlling interest	(64,826)	82,787	(152,292)	3,646

Total comprehensive income (loss) for the period	8,035,764	(20,110,020)	(785,937)	(29,579,487)

Earnings (Loss) per share
Basic	0.17	(0.54)	0.20	(0.74)
Diluted	0.16	(0.54)	0.19	(0.74)

Weighted average number of shares
Basic	37,143,709	37,496,507	36,682,240	37,315,434
Diluted	38,443,338	37,496,507	38,234,070	37,315,434

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

	Attributable to Equity Holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
	(In USD)
Balance as at April 1, 2012	18,576	150,144,112	—	(428,937)	(31,827,379)	9,388,239	(8,578,442)	118,716,169	75,620	118,791,789
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	—	(27,592,521)	—	—	(27,592,521)	3,441	(27,589,080)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(2,310,111)	(2,310,111)	205	(2,309,906)
Net change in fair value of available-for-sale financial assets	—	—	—	459,047	—	—	—	459,047	—	459,047
Defined benefit plan actuarial loss, net of tax	—	—	—	—	(139,548)	—	—	(139,548)	—	(139,548)

Total other comprehensive income (loss)	—	—	—	459,047	(139,548)	—	(2,310,111)	(1,990,612)	205	(1,990,407)

Total comprehensive income (loss) for the year	—	—	—	459,047	(27,732,069)	—	(2,310,111)	(29,583,133)	3,646	(29,579,487)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	11,722,188	—	11,722,188	—	11,722,188
Issue of ordinary shares on exercise of share options	116	1,250,609	—	—	—	(832,779)	—	417,946	—	417,946
Transfer to accumulated deficit on expiry of share options	—	—	—	—	375,845	(375,845)	—	—	—	—
Own shares acquired	—	—	(525,098)	—	—	—	—	(525,098)	—	(525,098)
Issue of ordinary shares related to business combination	105	2,347,842	—	—	—	—	—	2,347,947	—	2,347,947

Total contributions by owners	221	3,598,451	(525,098)	—	375,845	10,513,564	—	13,962,983	—	13,962,983

Changes in ownership interests in subsidiaries
Financial liability for acquisition of non-controlling interest	—	—	—	—	(1,801,496)	—	—	(1,801,496)	—	(1,801,496)
Acquisition of subsidiary with non-controlling interests	—	—	—	—	—	—	—	—	620,162	620,162
Acquisition of non-controlling interests	—	—	—	—	20,871	—	(15,493)	5,378	(5,378)	—

Total changes in ownership interest in subsidiaries	—	—	—	—	(1,780,625)	—	(15,493)	(1,796,118)	614,784	(1,181,334)

Total transactions with owners	221	3,598,451	(525,098)	—	(1,404,780)	10,513,564	(15,493)	12,166,865	614,784	12,781,649

Balance as at March 31, 2013	18,797	153,742,563	(525,098)	30,110	(60,964,228)	19,901,803	(10,904,046)	101,299,901	694,050	101,993,951

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

	For the year ended March 31
	2012	2013
	(in USD)
Profit (Loss) for the period	7,048,356	(27,589,080)
Adjustments for non-cash items	6,713,054	24,933,929
Change in working capital	(2,882,476)	16,251,047

Net cash from (used in) operating activities	10,878,934	13,595,897

Net cash used in investing activities	(46,224,556)	(17,948,068)

Net cash from (used in) financing activities	35,232,817	(1,393,981)

Decrease in cash and cash equivalents	(112,805)	(5,746,152)
Cash and cash equivalents at beginning of the year	47,874,344	43,798,230
Effect of exchange rate fluctuations on cash held	(3,963,309)	(2,417,121)

Cash and cash equivalents at end of the year	43,798,230	35,634,957

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

	Three months ended March 31,
	Air ticketing		Hotels and packages		Others		Total
	2012	2013	2012	2013	2012	2013	2012	2013

Revenue	20,915,160	14,097,846	24,969,971	40,159,580	1,069,616	931,541	46,954,747	55,188,967

Less:
Service cost	3,078,330	952,914	21,784,227	32,462,790	—	—	24,862,557	33,415,704

Revenue less service cost	17,836,830	13,144,932	3,185,744	7,696,790	1,069,616	931,541	22,092,190	21,773,263

	Year ended March 31,
	Air ticketing		Hotels and packages		Others		Total
	2012	2013	2012	2013	2012	2013	2012	2013

Revenue	76,190,303	60,888,851	116,701,137	164,129,318	3,707,818	3,803,776	196,599,258	228,821,945

Less:
Service cost	9,939,556	4,119,631	98,474,788	136,537,143	—	—	108,414,344	140,656,774

Revenue less service cost	66,250,747	56,769,220	18,226,349	27,592,175	3,707,818	3,803,776	88,184,914	88,165,171

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended March 31,		For the year ended March 31,
(Unaudited)	2012	2013	2012	2013
	(in USD)
Result from operating activities as per IFRS	(1,970)	(8,692,770)	4,005,360	(18,062,004)
Add: Employee share-based compensation costs	2,731,782	2,867,133	6,894,450	11,667,188
Add: Merger and acquisitions related expenses	50,000	8,947	241,118	704,974
Add: Acquisition related intangibles amortization	17,797	320,093	64,220	571,516

Adjusted Operating Profit (Loss)	2,797,609	(5,496,597)	11,205,149	(5,118,326)

Reconciliation of Adjusted Net Income (Loss)	For the three months ended March 31,		For the year ended March 31,
(Unaudited)	2012	2013	2012	2013
	(in USD)
Income (Loss) for the period as per IFRS	6,181,709	(20,314,963)	7,048,356	(27,589,080)
Add: Employee share-based compensation costs	2,731,782	2,867,133	6,894,450	11,667,188
Add: Merger and acquisitions related expenses	50,000	8,947	241,118	704,974
Add: Acquisition related intangibles amortization	17,797	320,093	64,220	571,516
Add: Cost related to follow-on public offering	—	—	879,994	—
Add (Less): Net (gain) loss on change in fair value of derivative financial instrument	65,825	(284,615)	65,825	(150,732)
Add (Less): Net change in fair value of financial liability in business combination	41,359	273,678	184,545	154,726
Less: Income tax (benefit) expense	(6,070,254)	10,605,982	(6,078,146)	8,599,023

Adjusted Net Income (Loss)	3,018,218	(6,523,745)	9,300,363	(6,042,385)

Adjusted Earnings (Loss) per share
Diluted	0.08	(0.17)	0.24	(0.16)

	For the three months ended March 31, 2013,
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (Unaudited)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	-32.6%	60.8%	-12.9%	17.5%	-26.3%	141.6%	-12.9%	-1.4%
Impact of Foreign Currency Translation	4.8%	6.2%	5.1%	5.9%	5.1%	4.5%	5.1%	5.6%

Constant Currency Growth	-27.8%	67.0%	-7.8%	23.5%	-21.2%	146.1%	-7.8%	4.1%

	For the year ended March 31, 2013,
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (Unaudited)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	-20.1%	40.6%	2.6%	16.4%	-14.3%	51.4%	2.6%	0.0%
Impact of Foreign Currency Translation	10.2%	15.4%	11.4%	13.3%	11.0%	14.3%	11.4%	11.7%

Constant Currency Growth	-9.8%	56.0%	13.9%	29.7%	-3.3%	65.7%	13.9%	11.7%

MAKEMYTRIP LIMITED

OPERATING DATA

	For the three months ended March 31,		For the year ended March 31,
	2012	2013	2012	2013
	(in thousands, except percentages)
Number of transactions
Air ticketing	933.0	1,054.2	3,715.4	3,794.1
Hotels and packages	84.7	167.0	343.1	568.1

Revenue less service cost:
Air ticketing	17,836.8	13,144.9	66,250.7	56,769.2
Hotels and packages	3,185.7	7,696.8	18,226.3	27,592.2
Other revenue	1,069.6	931.5	3,707.8	3,803.8

	22,092.2	21,773.3	88,184.9	88,165.2

Gross Bookings
Air ticketing	213,382.0	248,879.3	839,234.3	939,637.5
Hotels and packages	33,175.9	62,802.9	153,723.2	229,921.0

	246,557.9	311,682.2	992,957.5	1,169,558.6

Net revenue margins
Air ticketing	8.4%	5.3%	7.9%	6.0%
Hotels and packages	9.6%	12.3%	11.9%	12.0%

Combined net revenue margin for air ticketing and hotels and packages	8.5%	6.7%	8.5%	7.2%